As filed with the Securities and Exchange Commission on October 10, 2018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )

Madison Covered Call & Equity Strategy Fund
(Name of Subject Company Issuer)
Madison Covered Call & Equity Strategy Fund
(Name Of Filing Persons - Offeror)
_____________________
Common Shares of Beneficial Interest
(Title of Class of Securities)
557437100
(CUSIP Number of Class of Securities)
Kevin S. Thompson
Chief Legal Officer
Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711
608-274-0300
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)
__________________________________________________________________________

With a Copy to:
Pam Krill
Godfrey & Kahn, S.C.
One East Main Street Suite 500
Madison, WI 53703-3300
608-257-3911
______________________________________________________________________________________________________
CALCULATION OF FILING FEE
__________________________________________________________________________________________________________________________________________________________________________

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$56,696,341	$6,871.60

(1)
Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 6,982,308 shares in the offer by $8.12 (99.5% of the net asset value per share of $8.16 as of the close of regular trading on the New York Stock Exchange on October 5, 2018).

(2)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.
Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
Form or Registration No.: Not Applicable            Date Filed: Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1-9 AND 11:
This Tender Offer Statement on Schedule TO is filed by Madison Covered Call & Equity Strategy Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 6,982,308 shares of its outstanding common shares of beneficial interest (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 10, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 99.5% of the net asset value per share as of the Expiration Date (as defined in the Offer to Purchase), plus any unpaid dividends accrued through the Expiration Date. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.
ITEM 10:
Not applicable.
ITEM 12. EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 10, 2018
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Notice of Withdrawal
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Form of Letter to Shareholders for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Press Release issued October 10, 2018
(d)	Settlement Agreement dated June 29, 2018

ITEM 13.
Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Madison Covered Call & Equity Strategy Fund

By:	/s/ Kevin S. Thompson
Name:	Kevin S. Thompson
Title:	Chief Legal Officer

Dated: October 10, 2018